The Universal Institutional Funds, Inc. - International Magnum Portfolio

Proposal 1: To change the investment objective of the Portfolio.
For		9,082,327
Withheld	1,201,622
Abstain		474,985

Proposal 2: To reclassify the Portfolio's investment objective as a non-fundamental policy of the Portfolio.
For		8,898,029
Witheld		1,343,804
Abstain		517,100